Kevin L. Crudden
Vice President & General Counsel
October 15, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attn: Stephen G. Krikorian, Accounting Branch Chief

Re:	Digital River, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2008
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Form 10-Q For the Quarterly Period Ended March 31, 2009
Form 10-Q For the Quarterly Period Ended June 30, 2009
File No. 000-24643
Dear Mr. Krikorian:
     On behalf of Digital River, Inc., a Delaware corporation (the “Company”), I am writing in response to your comment letter dated October 1, 2009 (the “Comment Letter”) regarding the Company’s disclosures in its filings identified above.
Response to Staff Comments
     The Company acknowledges the Staff’s comment and respectfully submits the following response. The text of the Staff’s comment has been reproduced below, for your convenience.
Form 10-K/A For the Fiscal Year Ended December 31, 2008
Consolidated Statements of Income, page 7
     Comment 1. We are considering your response to prior comment 1. You have not addressed our comment in its entirety. In this regard, we previously noted that in responding to prior comment 2 in your August 19, 2009 letter, you stated that “the balance of the costs associated with delivering products and services are recorded across multiple line items in [y]our Statements of Operations.” That response stated that these line items included Sales and Marketing and Product Development and Research.

Securities and Exchange Commission
October 15, 2009

However, we do note that your response to prior comment 1 in your September 16, 2009 letter does not refer to these two line times. If these line items do include portions of cost of revenues, tell us the amounts of cost of revenues included in each of the expense line items for each period presented. Please explain the reason why such costs are spread across multiple line items. If you believe that these amounts are not material, please provide us your assessment of the quantitative and qualitative impact on your financial statements of including these costs of revenue throughout the various line items presented in your statement of operations. Refer to SAB 99 in preparing your response.
     Response 1. As noted, the August 19, 2009 letter included the statement that "After netting out the amounts paid certain suppliers and clients against revenue, the balance of the costs associated with delivering products and services are recorded across multiple line items in our Statement of Operations — primarily in “Direct cost of services,” “Network and infrastructure,” “Product research and development,” “Sales and marketing” and “Depreciation and amortization.” This statement was referencing “costs” broadly, including direct costs, indirect and other operating costs. In our September 16, 2009 letter, we clarified that “After netting out the amounts paid certain suppliers against revenue, the Direct cost of Services and Network and Infrastructure line items in our Statement of Operations include costs and expenses associated directly with or allocated to services rendered.”
As outlined in our September 1, 2009 response, the Company will be presenting in future filings, the information required to compute gross profit in its quarterly financial data presented in its SEC Form 10-K Item 302(a)(1) disclosure and as further clarified in Question 3 of SAB Topic 6.G, we will also disclose the fact that Costs and Expenses on our Statement of Operations are exclusive of depreciation and amortization expense as clarified in SAB Topic 11.B. We have attached pro forma schedules of the proposed changes to our third quarter SEC Form 10-Q Condensed Consolidated Statement of Income based on our second quarter 2009 Form 10-Q (see attachment 1) and the proposed changes that will be included in our year-end 2009 SEC Form 10-K based on the Quarterly Financial Data included in our year-end 2008 Form 10-K (see attachment 2).

Securities and Exchange Commission
October 15, 2009

Please direct any further questions or comments concerning this response letter to me at (952) 540-3050.

Sincerely, DIGITAL RIVER, INC.
By:	/s/ Kevin L. Crudden
Kevin L. Crudden, Esq.
Vice President and General Counsel

cc:	Tamara Tangen, Securities and Exchange Commission Maryse Mills-Apenteng, Securities and Exchange Commission Thomas M. Donnelly, Chief Financial Officer, Digital River, Inc.

attachments:	attachment 1 – Pro forma Form 10-Q Item 302(a)(1) disclosure attachment 2 – Pro forma Form 10-K Item 302(a)(1) disclosure

Digital River, Inc.
SEC Comment Letter Attachment 1
Pro forma Form 10-Q Item 302(a)(1) of Regulation S-K disclosure

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Revenue	$96,564	$98,374	$199,495	$202,008
Costs and expenses (exclusive of depreciation and amortization expense shown separately below):
Direct cost of services	3,951	4,469	7,893	8,644
Network and infrastructure	10,963	10,396	21,276	20,584
Sales and marketing	39,189	39,247	77,636	78,977
Product research and development	13,136	13,074	25,471	25,744
General and administrative	9,832	10,834	18,961	21,078
Depreciation and amortization	4,629	3,957	8,473	7,791
Amortization of acquisition-related intangibles	1,916	2,170	3,919	4,346

Total costs and expenses	83,616	84,147	163,629	167,164

Income from operations	12,948	14,227	35,866	34,844
Interest Income	762	4,298	1,951	10,544
Other income (expense), net	1,075	(1,653)	(273)	(2,402)

Income before income tax expense	14,785	16,872	37,544	42,986
Income tax expense	3,016	3,653	9,184	11,484

Net income	$11,769	$13,219	$28,360	$31,502

Net income per share — basic	$0.32	$0.36	$0.77	$0.84

Net income per share — diluted	$0.31	$0.33	$0.76	$0.76

Shares used in per-share calculation — basic	36,856	36,594	36,794	37,562

Shares used in per-share calculation — diluted	37,781	41,647	37,361	42,556

See accompanying notes to condensed consolidated financial statements.

Digital River, Inc.
SEC Comment Letter Attachment 2
Pro forma Form 10-K Item 302(a)(1) of Regulation S-K disclosure

	QUARTER ENDED
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
2008
Revenue	$103,634	$98,374	$96,301	$95,917
Direct cost of services (a)	4,175	4,469	3,913	3,860
Network and infrastructure (a)	10,188	10,396	10,552	9,904
Income from operations	20,617	14,227	17,515	19,212
Net income	18,283	13,219	15,634	16,459

Net income per share—basic	$0.47	$0.36	$0.43	$0.45
Net income per share—diluted	$0.43	$0.33	$0.39	$0.41

	QUARTER ENDED
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
2007
Revenue	$91,631	$78,227	$82,539	$96,878
Direct cost of services (a)	2,563	2,426	3,009	2,245
Network and infrastructure (a)	7,495	7,334	7,983	9,497
Income from operations	23,015	12,998	14,646	23,255
Net income	20,706	14,493	15,299	20,316

Net income per share—basic	$0.51	$0.35	$0.38	$0.51
Net income per share—diluted	$0.46	$0.32	$0.35	$0.46

(a)	Gross profit is calculated as revenue less Direct cost of services and network and infrastructure expenses and excludes depreciation and amortization expense.